November 14, 2005

Mail Stop 4561

Via U.S. Mail and Fax (925) 935-1486
Mr. Bryan H. Draper
Chief Financial Officer and Secretary
Owens Financial Group, Inc.
2221 Olympic Boulevard
Walnut Creek, CA 94595

	RE:	Owens Mortgage Investment Fund, a California Limited
Partnership
      Form 10-K for the fiscal year ended December 31, 2004
		Filed March 24, 2005
Forms 10-QSB for the quarterly period ended March 31, 2005 and June
30, 2005
		File No. 0-17248

Dear Mr. Draper:

      We have reviewed your response letter dated November 3, 2005 and have the following additional comments. Please address the following comments in future filings. Also, please respond with a letter confirming that you will revise your disclosure in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary.
Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note (4) Real Estate Held for Sale

(b) Investments in Limited Liability Companies

1. Your response to prior comment 1 states that your investment in Dation, LLC disclosed in Note 4(b) represents your maximum exposure to loss. Please clarify this fact in future filings. Also clarify the portion of your investment that represents contributions and the portion that represents loans to Dation, LLC.

2. In future filings please expand your disclosure related to Dation,
LLC to address the size of the entity as required by paragraph
24(b)
of FIN 46(R).

      Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact
William Demarest at (202) 551-3432 or me at (202) 551-3780.



Sincerely,



      Linda van Doorn
						Senior Assistant Chief Accountant


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Owens Mortgage Investment Fund, a California Limited Partnership
November 14, 2005
Page 1